Exhibit (b)(2)

January 5, 2006

Levine Leichtman Capital Partners III, L.P.

c/o Ms. Lauren Leichtman

Levine Leichtman Capital Partners, Inc.

335 North Maple Drive, Suite 240

Beverly Hills, CA 90210

Fox Acquisition Company

F&H Finance Corp.

c/o Ms. Lauren Leichtman

Levine Leichtman Capital Partners, Inc.

335 North Maple Drive, Suite 240

Beverly Hills, CA 90210

Re:	Tender Financing Commitment

Ladies and Gentlemen:

You have advised Fortress Credit Corp. (“Fortress”) that Levine Leichtman Capital Partners III, L.P. (“Sponsor”) has organized a newly created entity, Fox Acquisition Company, a Delaware corporation (“Purchaser”) that is owned and controlled by the Sponsor, to acquire Fox & Hound Restaurant Group, a Delaware corporation (“Holdings”). You have also advised Fortress that such acquisition will be accomplished by (a) a wholly owned subsidiary of Purchaser, F&H Finance Corp., a Delaware corporation (“Merger Sub”), commencing a cash tender offer (the “Offer”) to purchase and acquire all shares of the issued and outstanding common stock of Holdings, and (b) upon acceptance of the Offer by the holders of Holdings common stock with respect to not less than a majority of the shares of outstanding common stock of Holdings and the acquisition of such shares by Merger Sub pursuant to the Offer (the “Consummation of the Offer”), the merger of Merger Sub with and into Holdings, whereby Holdings will be the surviving corporation (the “Merger”), all pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of December 29, 2005 (the “Merger Agreement”), among Purchaser, Merger Sub, Holdings, and the Sponsor. The Sponsor, Purchaser, and Merger Sub desire to obtain financing in order to (i) partially finance the Consummation of the Offer, and (ii) pay fees and expenses associated with the Consummation of the Offer and such financing transaction (collectively, the “Transaction”). Concurrently herewith, Fortress, the Sponsor, Purchaser, and Merger Sub are entering into a commitment letter (the “Merger Financing Facility Commitment Letter”) for the provision of financing by Fortress to Holdings and its subsidiaries in the maximum aggregate amount of $105,000,000 (the “Merger Financing Facility”) to (A) partially finance the Merger, (B) refinance certain existing indebtedness of Holdings and its subsidiaries, (C) refinance the outstanding indebtedness under the Financing Facility (as defined below), (D) meet the ongoing working capital and other general corporate needs of Holdings and each of its subsidiaries, and (E) provide funds for the development of new restaurant openings by Holdings and its subsidiaries.

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

Fortress is pleased to advise you that it (either individually or through its affiliates and assignees) is willing to provide Merger Sub (the “Borrower”) with a senior secured financing facility (the “Financing Facility”) substantially on the terms and conditions set forth in the Outline of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). The Financing Facility will consist of a multiple-draw term loan facility in the maximum aggregate amount of $80,000,000. The Financing Facility will be guaranteed by Purchaser (together with Borrower, collectively, the “Loan Parties”) and secured by perfected first priority liens on substantially all now owned or hereafter acquired assets (including the capital stock of Borrower and all of the shares of stock of Holdings purchased by Borrower in connection with the Consummation of the Offer) of the Loan Parties as specified in the Term Sheet. Fortress’ commitment to provide the Financing Facility is subject in all respects to the satisfaction of the terms and conditions contained in this commitment letter and in the Term Sheet.

Each of the Sponsor, Purchaser, and Merger Sub acknowledges that the Term Sheet does not purport to summarize all the conditions, covenants, representations, warranties and other provisions that would be contained in definitive legal documentation for the Financing Facility. The loan documentation for the Financing Facility shall include, in addition to the provisions that are summarized in this commitment letter and the Term Sheet, provisions that, in the reasonable opinion of Fortress, are customary for this type of financing transaction and other provisions that Fortress reasonably determines to be appropriate in the context of the proposed transaction, in each case consistent with the Term Sheet and in form and substance reasonably satisfactory to the parties thereto. Each party hereto agrees to negotiate in good faith to finalize loan documentation required for the Financing Facility following the date of the execution and delivery of this commitment letter.

By its execution hereof and its acceptance of the commitment contained herein, each of the Sponsor, Purchaser, and Merger Sub agrees, on a joint and several basis, to indemnify and hold harmless Fortress and each of its affiliates and its directors, officers, employees and agents (each an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, this commitment letter or the extension of the Financing Facility contemplated by this commitment letter, or in any way arise from any use or intended use of this commitment letter or the proceeds of the Financing Facility, and each of the Sponsor, Purchaser, and Merger Sub agrees, on a joint and several basis, to reimburse each Indemnified Party for any reasonable out-of-pocket legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (irrespective of whether such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities of a particular Indemnified Party that (a) are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party, or (b) arise from a breach of this commitment letter by a

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

Indemnified Party as finally determined in a non-appealable decision of a court of competent jurisdiction. In the event of any litigation or dispute involving this commitment letter or the Financing Facility, no party hereto shall be responsible or liable to any other party hereto for any special, indirect, consequential, incidental or punitive damages. If the Financing Facility closes, this paragraph will be superseded by the indemnification provisions contained in the Loan Documents (as defined below) and the Sponsor’s obligations under this paragraph will be of no further force and effect.

In addition, each of the Sponsor, Purchaser, and Merger Sub agrees, on a joint and several basis, to reimburse Fortress for all of its reasonable fees and out-of-pocket expenses (the “Tender Offer Expenses”) incurred by or on behalf of Fortress in connection with the preparation, negotiation, execution, and delivery of this commitment letter, the Term Sheet and any and all definitive documentation relating hereto or thereto, including, without limitation, the reasonable fees and expenses of counsel to Fortress and the reasonable fees and expenses incurred by Fortress in connection with any due diligence, collateral reviews, appraisals, valuations, audits, and field examinations.

On the date of execution and delivery hereof, the Sponsor shall pay to Fortress, in immediately available funds, a non-refundable fee equal to $250,000 (the “Initial Commitment Fee”), which fee shall be earned in full and payable on such date. On the date that is 20 business days after the date of the commencement of the Offer (unless the Offer has been terminated by the Sponsor, Purchaser, or Merger Sub, but without regard to whether the Offer has been enjoined or extended), the Sponsor shall pay to Fortress in immediately available funds, a non-refundable fee equal to $250,000 (the “Additional Commitment Fee”, and together with the Initial Commitment Fee, the “Tender Offer Facility Commitment Fees”), which fee shall be earned in full and payable on such date. If either the Sponsor, Purchaser, or Merger Sub (or any of their affiliates), on or prior to May 31, 2006 directly or indirectly, enters into a letter of intent, proposal letter, expense deposit arrangement, commitment letter, loan agreement, or other agreement with any person other than Fortress for debt financing relative to the Offer or the Merger (or a comparable transaction), then the Sponsor immediately shall pay to Fortress a fee (the “Tender Offer Facility Break-up Fee”) of $300,000 (which amount is in addition to any other amount paid or payable hereunder). The Tender Offer Facility Break-up Fee (a) shall be refundable by Fortress to the Sponsor (if it was previously paid to Fortress by the Sponsor) if the Sponsor does not consummate the Merger (or the comparable transaction) on or before May 31, 2006, and (b) shall not be payable if, prior to May 31, 2006, the Sponsor, in good faith, notifies Fortress in writing that it will not be able to complete the loan documents for the Merger Financing Facility (the “Merger Financing Facility Loan Documents”) with Fortress because Fortress is requiring that the Merger Financing Facility Loan Documents include terms or conditions that are in addition to the terms and conditions set forth in Merger Financing Facility Commitment Letter and such additional terms or conditions (i) materially and adversely affect the ability of Holdings and its subsidiaries to effect the business plan disclosed to Fortress on or prior to the date hereof, (ii) materially and adversely affect the ability of the Sponsor, Purchaser, Merger Sub, or Holdings to consummate the Merger, (iii) make the Merger Financing Facility

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

materially more onerous to Holdings and its subsidiaries or will materially increase the risk that Holdings and its subsidiaries will be unable to comply with the terms of the Merger Financing Facility, or (iv) materially increase the cost of the Merger Financing Facility to Holdings and its subsidiaries.

The commitment by Fortress to provide the Financing Facility shall be subject to (a) the negotiation, execution and delivery of definitive loan documentation (the “Loan Documents”), in each case consistent with the Term Sheet and otherwise in form and substance reasonably satisfactory to Fortress, (b) the satisfaction of Fortress that, since the date hereof, there has not occurred any material adverse change with respect to the condition, financial or otherwise, business, results of operations, assets, or liabilities of Holdings and its subsidiaries taken as a whole or the Loan Parties taken as a whole (a “Material Adverse Change”; for the purposes of this commitment letter, “Material Adverse Change” shall also mean a material adverse change with respect to the ability of Holdings to consummate the transactions contemplated by the Merger Agreement and shall not include effects resulting from, arising out of, or relating to (i) the taking of any action or incurring of any expense in connection with the Merger Agreement or the transactions contemplated thereby, (ii) the entry into or announcement of the Merger Agreement and the other transactions contemplated thereby, (iii) any change in or interpretations of (A) U.S. generally accepted accounting principles, or (B) any applicable provision of any statute, law, rule or regulation or any legally binding order, decision, injunction, judgment, award or decree, (iv) any change in interest rates or general economic conditions in the industries or markets in which the Holdings or its subsidiaries operates or affecting United States or foreign economies in general or in the United States or foreign financial, banking or securities markets, or (v) any natural disaster or act of God; which changes in clause (iv) do not affect Holdings and its subsidiaries to a materially disproportionate degree related to the entities operating in such markets or industries or serving such markets), (c) the absence of (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (ii) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets, (d) the Merger Financing Facility Commitment Letter being in full force and effect, and (e) the conditions set forth in the Term Sheet.

Each of the Sponsor, Purchaser, and Merger Sub represents and warrants to its knowledge that (a) all written information concerning Holdings and its subsidiaries (collectively, the “Information”) that has been, or is hereafter, made available by, or on behalf of any Loan Party (other than projections of future financial performance) is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made, and (b) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (i) assumptions, methods and tests that are believed by the Loan Parties to be reasonable at the

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

time such projections were prepared, and (ii) information believed by the Loan Parties to have been accurate based upon the information available to the Loan Parties at the time such projections were prepared.

This commitment letter is delivered to each of the Sponsor, Purchaser, and Merger Sub on the condition that, prior to its acceptance of this offer and the payment of the Initial Commitment Fee by the Sponsor, neither the existence of this commitment letter or the Term Sheet, nor any of their contents, shall be disclosed by any party hereto, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or, on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors, consultants, and agents of such party or of Holdings. In addition, each of the Sponsor, Purchaser, and Merger Sub agrees, on behalf of itself and its respective present and future subsidiaries, that it shall obtain the prior approval of Fortress (which approval shall not be unreasonably withheld) at any time before releasing any public announcement or public disclosure in which reference is made to Fortress or to the commitment contained herein, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or regulation (including laws and regulations applicable to Holdings in connection with the Merger). Each of the Sponsor, Purchaser, and Merger Sub acknowledges that Fortress and its affiliates or related funds may now or hereafter provide financing or obtain other interests in other companies in respect of which the Loan Parties or their affiliates may be business competitors, and that neither Fortress nor any of its affiliates or related funds shall have any obligation to provide to the Loan Parties or any of their affiliates any confidential information obtained from such other companies.

The respective obligations of each of the Sponsor, Purchaser, and Merger Sub under the fourth, fifth, sixth, ninth, and thirteenth paragraphs of this commitment letter shall remain effective notwithstanding any termination of this commitment letter. No party to this commitment letter shall be responsible for the breach by any other party hereto of any representation, warranty, or obligation under this commitment letter.

The offer made by Fortress in this commitment letter shall expire, unless otherwise agreed by Fortress in writing, at 12:00 p.m. (New York City time) on January 6, 2006, unless prior thereto Fortress has received (a) a copy of this commitment letter, signed by the Sponsor, Purchaser, and Merger Sub, accepting the terms and conditions of this commitment letter and the Term Sheet, and (b) the Initial Commitment Fee, in immediately available funds. The commitment by Fortress to provide any portion of the Financing Facility shall expire at 5:00 p.m. (New York City time) on May 31, 2006, unless at or prior to such date definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied.

Levine Leichtman Capital Partners III, L.P.

Fox Acquisition Company

F&H Finance Corp.

January 5, 2006

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this commitment letter to Fortress and wiring the Initial Commitment Fee, by wire transfer in immediately available funds, to the following account for Fortress:

ACCOUNT:	Northlight Financial, LLC
1330 Avenue of the Americas
New York, NY 10019
BANK:
ACCOUNT #:
ABA #:
REFERENCE:	Fox & Hound

This commitment letter, including the attached Term Sheet, (a) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, including, without limitation, that certain letter agreement, dated as of October 24, 2005, by and between the Sponsor and Fortress, but not including the Merger Financing Facility Commitment Letter; (b) shall be governed by the law of the State of New York; (c) shall be binding upon the parties and their respective successors and assigns; (d) shall not be assigned by any party hereto without the prior written consent of the other parties hereto and any such assignment without such prior written consent shall be null and void and of no force or effect whatsoever; (e) may not be relied upon or enforced by any other person or entity; and (f) may be signed in multiple counterparts and may be delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Each of the parties hereto consents to the exclusive jurisdiction and venue of the federal and/or state courts located within the City of New York. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives its right to a trial by jury. This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto.

[Remainder of Page Intentionally Blank.]

Very truly yours,

FORTRESS CREDIT CORP.

By:	/S/ CONSTANTINE DAKOLIAS
Name:	Constantine Dakolias
Title:	Chief Credit Officer

[Signature Page to Commitment Letter]

Agreed and accepted on January 5, 2006:

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P. by Levine Leichtman Capital Partners, Inc., its General Partner

By:	/s/ STEVEN E. HARTMAN
Name:	Steven E. Hartman
Title:	Vice President

FOX ACQUISITION COMPANY

By:	/s/ STEVEN E. HARTMAN
Name:	Steven E. Hartman
Title:	President

F&H FINANCE CORP.

By:	/s/ STEVEN E. HARTMAN
Name:	Steven E. Hartman
Title:	President

[Signature Page to Commitment Letter]

EXHIBIT A

Fox & Hound Restaurant Group

Outline of Terms and Conditions for Financing Facility

This Outline of Terms and Conditions is part of the commitment letter, dated January 5, 2006 (the “Commitment Letter”), addressed to Levine Leichtman Capital Partners III, L.P. (“Sponsor”), Fox Acquisition Company (“Purchaser”), and F&H Finance Corp. (“Merger Sub”) by Fortress Credit Corp. (“Fortress”) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

BORROWER:	Merger Sub (the “Borrower”).

GUARANTOR:	Purchaser (the “Guarantor”, and together with Borrower, each a “Loan Party” and collectively, the “Loan Parties”).

LENDERS:	Fortress and such other lenders designated by Fortress. Fortress shall act as collateral agent for the Lenders (in such capacity, the “Collateral Agent”) and as administrative agent for the Lenders (in such capacity, the “Administrative Agent” and together with the Collateral Agent, each an “Agent” and collectively, the “Agents”).

FINANCING FACILITY:

A senior secured credit facility (the “Financing Facility”) consisting of a multiple-draw term loan facility in the maximum aggregate amount of $80,000,000 (the “Term Loan Commitment”). Each term loan (a “Term Loan”) shall be in a minimum amount of $5,000,000.

The Term Loan Commitment of each Lender shall (x) automatically and permanently be reduced to the extent that such Lender makes a Term Loan to Borrower, and (y) automatically and permanently be reduced to zero on the Final Maturity Date. The Term Loan shall be due and paid in full on the Maturity Date.

A condition precedent to the making of each Term Loan shall be that such Term Loan is in full compliance with the applicable provisions of Regulations T, U, and X of the Federal Reserve Board.

Any principal of the Term Loans that is repaid or prepaid may not be reborrowed.

TERM:	The Financing Facility shall terminate on the earlier of (a) the date that is 9 months after the Closing Date, and (b) the date of the consummation of the Merger (“Maturity Date”).

PREPAYMENT:

Optional:

The Term Loans may, upon 5 business days prior written notice, be repaid before the Maturity Date at Borrower’s sole discretion and without premium or penalty.

Mandatory:

The Term Loans shall be immediately prepaid to the extent that, as of any date of determination, the outstanding amount of the Term Loans on such date is in excess of the sum of (i) an amount equal to 100% of the cash and cash equivalents of Borrower, and (ii) an amount equal to 80% of the then current market value of the common stock of Holdings that is Collateral (as defined below) and that was purchased by Borrower pursuant to the Consummation of the Offer.

MATURITY:	The Term Loans and other obligations outstanding under the Financing Facility shall be payable in full on the Maturity Date.

CLOSING DATE:	The first date on which all definitive loan documentation reasonably satisfactory to each Agent (the “Loan Documents”) is executed and delivered by the Loan Parties, Agents, and the Lenders, which date shall not be later than May 31, 2006, unless otherwise agreed in writing by the Lenders and Borrowers (the “Closing Date”).

COLLATERAL:	All obligations of the Loan Parties to Agents and the Lenders shall be secured by a perfected, first priority lien on and security interest in substantially all of the assets of the Loan Parties now owned and hereafter acquired, including, without limitation, all real property (other than leased real property), fixtures, accounts, inventory, equipment, documents, general intangibles, payment intangibles, chattel paper, instruments, investment property, commercial tort claims, trademarks, copyrights, patents and other intellectual property, deposit accounts, cash and cash equivalents, and all proceeds thereof, including a pledge of the capital stock of Borrower and the common stock of Holdings purchased by Borrower pursuant to the Consummation of the Offer (collectively, the “Collateral”).

The Term Loans, all costs, fees and expenses of each Lender, and all other obligations owed to such Lender shall be secured as described above and charged to the loan account to be established under the Financing Facility.

FEES AND INTEREST:	As set forth on Annex A-1

USE OF PROCEEDS:	The Term Loan shall be used to (a) partially finance the Consummation of the Offer, and (b) pay fees and expenses associated with the Transaction.

CONDITIONS PRECEDENT:	The obligation of each Lender to make a Term Loan on the Closing Date in connection with the Financing Facility shall be subject to customary conditions precedent, including, without limitation, the following special conditions precedent:

(a)    Each Loan Party shall be in good standing in its jurisdiction of organization and qualified to do business in all other jurisdictions where its ownership of assets, lease or property, or the conduct of its business requires such qualification.

(b)    The Collateral Agent shall have received UCC, tax and judgment lien searches and other appropriate evidence, evidencing the absence of any liens on the Collateral, except existing liens reasonably acceptable to Agents. The Collateral Agent, for the benefit of the Lenders, shall have been granted a first priority lien on all Collateral, subject to existing liens reasonably acceptable to Agents. The UCC financing statements and related documents regarding the Collateral (as applicable) shall have been recorded in all appropriate jurisdictions. In addition, Borrower shall have executed and delivered such Loan Documents, including, without limitation, a credit agreement, control agreements, security agreements, guarantees, and other documentation in each case consistent with this Term Sheet and otherwise containing terms and conditions reasonably required by Agents and their counsel.

(c)    Opinions from the Loan Parties’ counsel as to such matters as Agents and their counsel may reasonably request (including that the Term Loans made to Borrower are in full compliance with the applicable provisions of Regulations T, U, and X of the Federal Reserve Board).

(d)    There shall be no material pending claim, investigation or litigation with respect to Borrower or Holdings and its subsidiaries that could reasonably be expected to result in a Material Adverse Change; provided that the existence of the Specified Lawsuits (as defined below), in and of themselves, shall not be deemed to constitute a Material Adverse Change. The foregoing proviso shall be narrowly construed and limited to the precise circumstances as of the date hereof. Specifically, and without limiting the generality of the foregoing sentence, such proviso shall not apply to (i) any adverse developments, motions, rulings, disclosures, developments, or other significant events in either or both of the Specified Lawsuits, or (ii) any new facts or circumstances regarding either or both of the Specified Lawsuits that were not previously disclosed to Agents and Lenders, in each case under the foregoing clause (i) and clause (ii) which increase the probability that the Specified Lawsuits can reasonably be expected to result in a Material Adverse Change. As used herein, the

“Specified Lawsuits” shall mean the two lawsuits challenging, or seeking damages with respect to, the Merger which were filed prior to the date hereof and which are referenced as the “Primavera Complaint” and the “Lieberman Complaint” on Schedule 2.12 to the Merger Agreement.

(e) On the Closing Date, no Default or Event of Default shall exist under the Loan Documents and no Material Adverse Change shall have occurred.

(f)     Borrower shall have paid to each Agent all reasonable out-of-pocket fees and expenses then owing to such Agent, including, without limitation, loan origination costs, audit fees, attorneys fees, search fees, title fees, documentation and filing fees.

(g)    Agents shall have received reasonably satisfactory evidence that (i) the Sponsor and its affiliates shall have contributed (and there shall remain contributed) cash to Purchaser in exchange for common stock of Purchaser in an amount not less than $100,000,000, (ii) such cash shall have been contributed (and remains contributed) by Purchaser to Borrower, and (iii) the full amount of such cash shall have been used by Borrower to purchase the shares of outstanding common stock of Holdings pursuant to the Offer.

(h) The Term Loan made to Borrower shall be in full compliance with the applicable provisions of Regulations T, U, and X of the Federal Reserve Board.

(i)     Each Agent shall be satisfied that a majority of the shares of outstanding common stock of Holdings has been validly tendered and not withdrawn prior to the expiration of the Offer.

(j)     All documentation (other than the Merger Agreement as in existence as of the date hereof, which is satisfactory) associated with the Offer and the Merger shall be reasonably acceptable to the Administrative Agent and its counsel. Each of the Purchaser, Merger Sub, and Holdings shall have received all licensing, governmental or shareholder approvals or consents (including Hart-Scott-Rodino approval) required to be obtained in connection with the Consummation of the Offer or under the terms and conditions of the Merger Agreement and as may be necessary or appropriate to consummate the financing contemplated by the Loan Documents. All conditions to the obligation of Borrower to purchase the shares of common stock of Holdings pursuant to the Offer (other than payment of the consideration), shall have been satisfied in accordance with their terms and Holdings’ board of directors shall not have withdrawn its recommendation that Holdings’ shareholders tender their shares of common stock pursuant to the Offer or relative to consummation of the Merger.

REPRESENTATIONS AND WARRANTIES:	Usual representations and warranties (subject to exceptions and qualifications to be agreed upon), including, but not limited to, corporate existence and good standing, permits and licenses, authority to enter into the Loan Documents, occurrence of the Closing Date, governmental approvals, non-violation of material agreements, litigation, compliance with laws, taxes, absence of material adverse effect, absence of default or unmatured default under the Loan Documents, and priority of the Collateral Agent’s liens.

COVENANTS:	Customary covenants (subject to exceptions and qualifications to be agreed upon) consistent with a loan facility of this nature.

EVENTS OF DEFAULT:	Usual events of default (subject to grace periods to be mutually agreed upon).

GOVERNING LAW:	All documentation in connection with the Financing Facility shall be governed by the laws of the State of New York applicable to agreements made and performed in such State.

ASSIGNMENTS, PARTICIPATIONS:	Each Lender shall be permitted to assign its rights and obligations hereunder, or any part thereof, to any person or entity (other than, so long as no default or event of default shall have occurred and be continuing, any known direct competitor of Holdings and its subsidiaries) without the consent of the Loan Parties. Each Lender shall be permitted to grant participations in such rights and obligations, or any part thereof, to any person or entity (other than, so long as no default or event of default shall have occurred and be continuing, any known direct competitor of Holdings and its subsidiaries) without the consent of the Loan Parties.

EXPENSES:	The Loan Documentation shall provide that Borrower shall pay on demand all reasonable out-of-pocket fees, costs and expenses of each Agent (including but not limited to reasonable out-of-pocket costs and expenses incurred by each Agent’s examiners and appraisers (including agents for each such Agent), each Agent’s reasonable out-of-pocket legal expenses, and any filing and search fees incurred in connection with the transactions contemplated hereby, whether or not such transactions close (collectively, the “Agent Expenses”).

Annex A-1

Fees and Interest Rates

Interest Rate	Amounts outstanding under the Term Loans shall bear interest at a rate per annum equal to the LIBOR Rate plus 7.0 percentage points.

As used herein, the “LIBOR Rate” means the rate of interest determined by the Administrative Agent in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by the Administrative Agent. The LIBOR Rate shall be based on an interest period selected by Borrower of one-, two-, or three-months.

Interest Payment Dates	Monthly in arrears.

Default Rate	At any time when an event of default has occurred and is continuing, interest shall accrue under the Financing Facility at a rate per annum equal to 3.0 percentage points in excess of the rate otherwise in effect.

Rate and Fee Basis	All per annum rates shall be calculated on the basis of a year of 360 days and the actual number of days elapsed.

Closing Fee	A fee in an amount equal to $1,200,000 (minus the amount of the Tender Offer Facility Commitment Fees previously paid) shall be earned in full on the Closing Date, non-refundable and due and payable on the Closing Date (the “Tender Offer Facility Closing Fee”).

Audit, Appraisal, and Examination Fees:	Borrower agrees to pay (i) $1,500 per day per examiner plus the examiner’s out-of-pocket costs and reasonable expenses incurred in connection with all such visits, audits, inspections, valuations, and field examinations and (ii) the cost of all audits, appraisals and business valuations (including enterprise valuation appraisals) conducted by third party auditors or appraisers on behalf of Agents.